SCHEDULE 13D




                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                          EATERIES, INC.
                         (Name of Issuer)

                  Common Stock, $.002 par value)
                  (Title of Class of Securities)

                           277851-10-1
                          (CUSIP Number)

                           Trish Dehn
                 3018 Willow Pass Road, Suite 210
                       Concord, CA  94519
                         (510) 689-1201
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 28, 1996
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 1   Name of Reporting Person
     IRS Identification No. of Above Person

     ASTORIA CAPITAL PARTNERS, L. P.
     94-3160631

 2   Check the Appropriate Box if a Member of a Group*    (a) [ ]
                                                          (b) [ ]


 3   SEC USE ONLY



 4   Source of Funds                                          WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)              [ ]


 6   Citizenship or Place of Organization
     United States


     NUMBER OF         7   Sole Voting Power              270,200
     SHARES
     BENEFICIALLY      8   Shared Voting Power               -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power         270,200
     PERSON
     WITH             10   Shared Dispositive Power          -0-

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                         270,200

12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
Shares
                                                             [ ]


13   Percent of Class Represented by Amount in Row 11
                                                            7.0%


14   Type of Reporting Person
                                                           PN

Item 1.   Security and Issuer

This Schedule 13D ("Schedule") relates to shares of common stock, $0.002 par value (the "Common Stock"), of Eateries, Inc. (the "Issuer"). The principal executive office of the Issuer is 3240 W. Britton Rd., Ste. 202, Oklahoma City, OK 73120.

Item 2.   Identity and Background

This Schedule is filed on behalf of Astoria Capital Partners, L.P., whose principal business office address is 735 Second Avenue, San Francisco, CA 94118.

Astoria Capital Partners, L. P. is an investment limited partnership, whose general partners are Richard W. Koe and Astoria Capital Management, Inc. Astoria Investment Management, Inc. is an investment advisor registered as such with the SEC and in various states. Astoria Capital Management, Inc.'s president and sole shareholder is Richard W. Koe. The business address of Astoria Capital Management, Inc. and Richard W. Koe is 735 Second Avenue, San Francisco, CA 94118.

None of Astoria Capital Partners, L. P., Astoria Capital Management, Inc., or Richard W. Koe, have during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Astoria Capital Partners, L. P., Astoria Capital Management, Inc., or Richard W. Koe, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Astoria Capital Partners, L. P. is a California limited Partnership, Astoria Capital Management, Inc. is a California corporation, and Richard
W. Koe is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

Funds for the purchases of Common Stock were obtained from the working capital of Astoria Capital Partners, L. P., ie., its investment portfolio.

Item 4.   Purpose of Transaction.

The purchases of Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, Astoria Capital Partners, L. P. may acquire additional securities of the Issuer, or, alternatively, may dispose of some or all of the securities of the Issuer that it beneficially owns.

Item 5.   Interest in Securities of the Issuer

(a),(b) Reference is made hereby to Items 7-11 and 13 of page two (2) of this Schedule, which Items are incorporated by reference herein. Of the shares beneficially owned, all 270,200 are owned by Astoria Capital Partners, L.P.

          The general partners and individual limited partners may also be deemed to be beneficial owners. In addition, the general partners may be deemed to be beneficial owners of not more than 3% of the Common Stock held by other limited partnerships and investment advisory clients. All transactions have been effected through registered broker/dealers, as follows:

(c)       Date         Transaction      Quantity        Trade Prc
          -------      -----------      --------        ---------
          5/1/96          SELL            -5,000          5.875
          5/31/96         BUY              1,000          5.125
          6/25/96         BUY             10,000          4.375
          6/27/96         BUY             13,700          4.58
          6/28/96         BUY             17,000          5.453
          6/28/96         BUY             11,500          5.24
          7/1/96          BUY             50,000          5.50
          7/1/96          BUY              2,000          5.50
          8/1/96          BUY              4,000          3.7813
          8/29/96         BUY                500          3.375
          9/3/96          BUY                500          3.375
          9/5/96          BUY              5,000          3.085

(d),(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          None.

Item 7.   Material to be Filed as Exhibits

          None.


Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  October 16, 1996


/s/ Richard W. Koe
______________________________
Richard W. Koe